Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
57492 Onaga Trail ∙ Yucca Valley, California 92284
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

*Admitted in Michigan

2 May 2017

Mr. Scott Anderegg
Ms. Mara Ransom
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:           Eco Science Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
                 Filed March 7, 2017
 File No. 333-215761

Dear Mr. Anderegg:

We are in receipt of your correspondence dated March 23, 2017, and on behalf of Mr. Jeffery Taylor, President of Eco Science Solutions, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Eco Science Solutions, Inc.

Risk Factors, page 9

1.  We note your response to comment 6.  Please add a risk factor that describes the risk to your business because you may be deemed to be aiding and abetting illegal activities through the services you provide, given that the possession and use of cannabis is illegal under Federal laws and regulations.

Response: We have added this risk to our document.

The issuance of shares pursuant to the PVLLC Equity Purchase Agreement may have a significant dilutive effect, page 14

2.  We note that your chart includes the hypothetical purchases of more than $10,000,000 in securities under the PVLLC Equity Purchase Agreement.  Please revise your chart to reflect that the “Maximum Commitment Amount” under the Equity Purchase Agreement is $10,000,000.  Your chart should reflect the terms of the Equity Purchase Agreement.

Mr. Scott Anderegg
United States Securities and
 Exchange Commission
Re:  Eco Science Solutions, Inc.
2 May 2017

Response:  We have amended our Equity Purchase Agreement with Phenix Ventures, LLC as there was an inadvertent mistake advising that the commitment by Phenix was to invest the maximum amount of $10,000,000; when in fact, the commitment by Phenix is to purchase up to 10,000,000 Shares; we have revised our chart to show dilution to shareholders based on if 25%, 50%, 75%, or 100% of the 10,000,000 shares were issued.

Financial Statements

3.  Please revise to include the financial statements for the year ended January 31, 2017.  See Rule 8-08 of Regulation S-X.

Response: The year ended January 31, 2017 financial statements have been included into our Form S-1/A-2.

Security Ownership of Certain Beneficial Ownership and Management, page 51

4.   We note your response to our comment 10.  Please also revise your chart to provide for management the total number of shares held and the total number as a percentage of your shares outstanding.  It appears that you created a line for the data but did not fill in the chart.  Please also include the issuance of the 10 million shares to PVLLC in this chart as those shares could be issued in 60 days.

Response: We have added the numbers requested above into our chart on page 51.

The Company will be seeking acceleration of Effect of its S-1; we appreciate your expeditious handling of this matter and look forward to hearing from you soon.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Jeffery Taylor at (800) 379-0226.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

/
cc:  Mr. Jeffery Taylor, President
       Eco Science Solutions, Inc.